UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 7, 2013

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

        The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

        On August 7, 2013, Independence Holding Company issued a news release announcing its 2013 Second-Quarter and Six-Month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

      (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 7, 2013: Independence Holding Company Announces 2013 Second-Quarter and Six-Month Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>August 8, 2013</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2013 SECOND-QUARTER AND SIX-MONTH RESULTS**

Stamford, Connecticut, August 7, 2013. Independence Holding Company (NYSE: IHC) today reported 2013 second-quarter and six-month results.

Financial Results

Net income per share attributable to IHC increased to $.21 per share, diluted, or $3,691,000, for the three months ended June 30, 2013 compared to $.20 per share, diluted, or $3,531,000, for the three months ended June 30, 2012. Revenues increased 50% to $151,900,000 for the three months ended June 30, 2013 compared to revenues for the three months ended June 30, 2012 of $101,443,000, primarily due to increases in premium revenue, fee income and net realized investment gains.

Net income per share attributable to IHC increased to $.47 per share, diluted, or $8,392,000, for the six months ended June 30, 2013 compared to $.41 per share, diluted, or $7,453,000, for the six months ended June 30, 2012. Revenues increased 42% to $289,782,000 for the six months ended June 30, 2013 compared to revenues for the six months ended June 30, 2012 of $203,599,000, primarily due to an increase in premium revenue, fee income and net realized investment gains.

During the quarter, Madison National Life entered into a coinsurance agreement to cede approximately $219 million of reserves, primarily annuities. As a result of this transaction, the Company wrote off approximately $9.3 million of deferred acquisition costs. However, those costs were more than offset by the gains realized by the Company in the transaction, most of which resulted from the required sale and transfer of invested assets.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Earned premium for medical stop-loss, which is by far our largest line of business, grew 25% over the same quarter last year, driven by annual growth rates in excess of 28% in our direct-written segment. Profitability of this line continues at expected levels. We see a significant portion of this growth arising from employer groups moving from fully insured to self-funding as they consider alternatives under health care reform. We expect a continuation of these trends through the remainder of this year and into 2014. We are also encouraged by the performance of our existing group-life, disability and DBL business lines and our expansion into new business lines.

We have made the decision to exit major-medical for individuals and families in the majority of states in which we do business due to changes brought about under health care reform. In addition, in the first two quarters of 2013, the Company experienced an increase in loss ratios in our fully insured segment from business produced by certain of our major-medical distributors. Accordingly, we either have terminated, or soon will be terminating, all small-group producers that were hindering our performance. In order to leverage our expertise in fully insured health, we are concentrating on expanding our products in markets not adversely affected by reform, including: short-term medical, dental, small-group stop-loss; non-subscriber occupational accident, insurance for overseas employees and travelers, and pet insurance. We expect that the loss in underwriting income from substantially exiting the individual major-medical market in 2014 will be offset by an increase in underwriting income from growth in these other areas.

Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately six years. Our book value has decreased to $15.44 per share at June 30, 2013 from $15.93 per share at December 31, 2012 and our total stockholders' equity is $273 million. These declines are primarily attributable to sharp increases in ten-year treasury interest rates experienced during the quarter that caused a downward valuation in our bond portfolio. Were rates to continue to increase, we would expect a positive effect on future earnings as cash flows could be invested at higher rates."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, limited medical, group long and short-term disability and life, dental, vision and various supplemental products. Madison Life sells group life and disability, small group major medical, major medical for individuals and families, dental, individual life insurance, and various supplemental products. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, pet insurance, and non-subscriber occupational accident and international coverages. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

INDEPENDENCE HOLDING COMPANY

SECOND QUARTER REPORT
June 30, 2013
(In Thousands, Except Per Share Data)

		Three Months Ended June 30,			Six Months Ended June 30,	
		2013	2012		2013	2012
REVENUES:						
Premiums earned	$	125,465	$ 85,469	$	242,833	$ 169,243
Net investment income		7,002	7,609		15,003	16,360
Fee income		6,039	5,889		12,581	13,310
Other income		1,659	1,247		3,011	2,403
Net realized investment gains		11,735	1,850		16,354	2,987
Total other-than-temporary impairment losses		-	(621)		-	(704)
		151,900	101,443		289,782	203,599
EXPENSES:						
Insurance benefits, claims and reserves		89,276	60,265		174,736	117,400
Selling, general and administrative expenses		44,862	33,331		87,742	69,803
Amortization of deferred acquisitions costs		10,948	1,631		12,388	3,225
Interest expense on debt		490	540		977	1,079
		145,576	95,767		275,843	191,507
Income before income taxes		6,324	5,676		13,939	12,092
Income taxes		2,166	1,846		4,741	3,932
Net income		4,158	3,830		9,198	8,160
Less: income from noncontrolling interests in subsidiaries		(467)	(299)		(806)	(707)
NET INCOME ATTRIBUTABLE TO IHC	$	3,691	$ 3,531	$	8,392	$ 7,453
Basic income per common share	$	.21	$ .20	$	.47	$ .41
WEIGHTED AVERAGE SHARES OUTSTANDING		17,753	17,987		17,836	18,008
Diluted income per common share	$	.21	$ .20	$	.47	$ .41
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		17,805	18,025		17,922	18,100

As of August 2, 2013, there were 17,667,526 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	June 30, 2013	December 31, 2012
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 50
Securities purchased under agreements to resell	10,588	33,956
Trading securities	7,997	7,016
Fixed maturities, available-for-sale	573,527	719,602
Equity securities, available-for-sale	5,594	15,598
Other investments	25,648	35,134
Total investments	623,404	811,356
Cash and cash equivalents	18,977	23,945
Deferred acquisition costs	29,624	33,401
Due and unpaid premiums	73,146	49,430
Due from reinsurers	383,848	166,880
Premium and claim funds	36,524	40,596
Goodwill	50,318	50,318
Other assets	77,548	86,382
TOTAL ASSETS	$ 1,293,389	$ 1,262,308
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Claims and claim adjustment expenses-health	$ 240,155	$ 194,480
Future policy benefits-life and annuity	289,726	290,238
Funds on deposit	276,287	278,084
Unearned premiums	11,106	8,453
Other policyholders' funds	24,990	22,373
Due to reinsurers	45,454	48,192
Accounts payable, accruals and other liabilities	71,425	71,495
Debt	8,000	8,000
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	1,005,289	959,461
STOCKHOLDERS' EQUITY:		
IHC STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,474	18,462
Paid-in capital	127,187	126,589
Accumulated other comprehensive income	(3,459)	15,013
Treasury stock, at cost	(7,431)	(4,533)
Retained earnings	137,921	130,153
TOTAL IHC STOCKHOLDERS' EQUITY	272,692	285,684
NONCONTROLLING INTERESTS IN SUBSIDIARIES	15,408	17,163
TOTAL EQUITY	288,100	302,847
TOTAL LIABILITIES AND EQUITY	$ 1,293,389	$ 1,262,308